Exhibit 99.3

2018 Annual Business Report

Table of Contents

1.	Business Overview
(1)	Business Results and Financial Statements for the Past Three Fiscal Years (2016 – 2018)
2.	Company Overview
(1)	Registered Purpose of the Company
(2)	Description of Primary Business
(3)	Problems Confronting the Company
(4)	Business Offices and Game Development Facilities
(5)	Stock
(6)	Debenture
(7)	Major Share holders
(8)	Investment in Other Companies
(9)	Directors Holding Concurrent Positions
(10)	Material Transactions with Related Parties
(11)	Significant Creditors
(12)	Employees
(13)	Directors and Auditors
(14)	Material Events after the End of Fiscal Year 2017
3.	Separate Financial Statements as of and for the fiscal years ended December 31, 2018 and December 31, 2017
(1)	Financial Positions
(2)	Comprehensive Income
(3)	Statements of Appropriation of Retained earnings
(4)	Statements of Changes in Equity
(5)	Statements of Cash Flows

4.	Consolidated Financial Statements as of and for the fiscal years ended December 31, 2018 and December 31, 2017
(1)	Consolidated Financial Positions
(2)	Consolidated Comprehensive Income
(3)	Consolidated Statements of Changes in Equity
(4)	Consolidated Statements of Cash Flows

1. Business Overview

(1)	Business Results and Financial Statements for the Past Three Fiscal Years (2016 – 2018)

		(In thousands of Korean Won)
Category	2018	2017	2016
Current assets	83,385,874	101,697,494	48,052,889
• Quick assets	83,385,874	101,697,494	48,052,889
Non-current assets	22,618,902	9,720,122	4,597,662
• Investment asset	9,464,638	1,783,228	1,783,228
• Tangible asset	882,089	476,027	320,560
• Intangible asset	1,572,714	988,855	160,873
• Other non-current asset	10,699,461	6,472,012	2,333,001
Total assets	106,004,776	111,417,616	52,650,551
Current liabilities	24,548,267	59,753,549	16,499,905
Non-current liabilities	3,668,390	6,630,636	3,726,148
Total liabilities	28,216,657	66,384,185	20,226,053
Share capital	3,474,450	3,474,450	3,474,450
Capital surplus	27,482,683	27,482,683	28,219,282
Retained earnings (Accumulated deficit)	47,101,922	14,424,777	705,690
Other components of equity	(270,936)	(348,479)	25,076
Total equity	77,788,119	45,033,431	32,424,498
Revenues	198,697,511	119,422,554	34,960,528
Operating profit (loss)	40,450,700	13,675,573	5,436,475
Profit (loss) before income tax	35,139,350	13,922,239	2,994,179
Net profit (loss)	32,677,145	12,982,487	(225,724)

* The Company has adopted IFRS adopted by the Republic of Korea for the annual period beginning on January 1, 2017. In accordance with First-time adoption of IFRS, the Company’s transition date to IFRS is January 1, 2016.

2. Company Overview

(1)	Registered Purpose of the Company
1)	Software consulting, development and supply
2)	Development and sales of software and CD
3)	Information-technology-related software development
4)	Production, development, distribution, sales and consulting of digital contents, including game software, as well as corresponding licensing
5)	Online network game services
6)	Applied package-related software development
7)	Production and sales of computer programs
8)	Import and export of software
9)	E-commerce
10)	Character development business
11)	Animation business
12)	Real estate leasing
13)	Service-area restaurant business
14)	Media-related business
15)	Printing and publication
16)	Record & video production and distribution
17)	Any other businesses incidental to the above businesses

(2)	Description of Primary Business

Gravity Co., Ltd. (the “Company”) is the developer of Ragnarok Online, an MMORPG, which was launched in August 2002 and is commercially offered in 81 markets worldwide, including Korea, Japan, Taiwan, Thailand, Southeast Asia, the United States and Europe as of December 31, 2018.

Having strong global network and success from Ragnarok Online, the Company is expanding its business areas from online game development and publishing to cultural contents business based on various platforms, such as development of games for smartphones, console and IPTV, and animation and game character merchandising.

In addition, in order to strengthen its presence in the overseas markets, the Company has subsidiaries in the United States and Japan. The Company also has subsidiaries in Korea, such as NeoCyon, Inc. In November 2016, the company established a branch office in Taiwan and in April 2018, the company established a subsidiary in Taiwan.

(3)	Problems Confronting the Company

Since the Company operates in a highly competitive industry, the Company is making every effort to enhance its development capacity and to maintain and increase its market share in overseas markets to preserve its competitive advantage.

The Company is in need of diversified revenue structure, continuous global market expansion and new business initiatives for sustainable revenue growth. The Company is doing its best diversely to expand new markets, to publish mobile games, to develop mobile games and to do IP licensing business.

(4)	Business Offices and Game Development Facilities

Classification	Location
Head Office	(Nuritkum Square R&D Tower) 15F, 396 World Cup buk-ro, Mapo-gu, Seoul 121-795, Korea
Game Development Facilities	(Nuritkum Square R&D Tower) 15F, 396 World Cup buk-ro, Mapo-gu, Seoul 121-795, Korea

(5)	Stock
1)	Total number of shares

(As of December 31, 2018)
Total number of shares authorized	Total number of shares issued	Total number of shares unissued
40,000,000 shares	6,948,900 shares	33,051,100 shares

2)	Type of Stock issued (Par value per share: KRW 500)

(As of December 31, 2018)

Type	Number of shares	Total par value	%
Registered common stock	6,948,900 shares	KRW 3,474,450,000	100%

(6)	Debenture: None.

(7)	Major Shareholders

		(As of December 31, 2018)
Shareholder	Shares owned	%	Transaction with the Company
GungHo Online Entertainment, Inc.	4,121,737	59.31	*
Others	2,827,163	40.69	—
Total	6,948,900	100.00	—

* Refer to “(10) Material Transactions with Related Parties.”

(8)	Investment in Other Companies

				(As of December 31, 2018)
Companies				Relationship with the Company
Name	Location	Common Stock	Main business	Shares owned	%	Relationship
Gravity Interactive, Inc.	California, US	USD 14,540,000	Gaming Service	290,000	100.00%	Subsidiary
Gravity Entertainment Corp.	Tokyo, Japan	JPY 167,850,000	Animation making/service	1,000	100.00%	Subsidiary
NeoCyon, Inc.	Seoul, Korea	KRW 2,964,000,000	Mobile game development	585,300	98.73%	Subsidiary
Gravity Communications Co.,Ltd	Taipei. Taiwan	NTD 155,100,000	Online and Mobile Game Service	15,510,000	100.00%	Subsidiary

(9)	Directors Holding Concurrent Positions

Company
Name	Name	Position	Responsibility
Hyun Chul Park	Gravity Co., Ltd.	CEO	Overall management
	NeoCyon, Inc.	Executive Director	Chief Operating Officer
	Gravity Communications Co.,Ltd	Executive Director	—
	Gravity Interactive, Inc.	Executive Director	—
Yoshinori Kitamura	Gravity Co., Ltd.	Executive Director	Chief Operating Officer
	Gravity Interactive, Inc.	CEO	Overall management
	Gravity Entertainment Corp.	CEO	Overall management
	NeoCyon, Inc.	CEO	Overall management
	Gravity Communications Co.,Ltd	CEO	Overall management

(10)	Material Transactions with Related Parties
1)	Sales and purchases

				(In thousands of Korean Won)
		2018		2017
Nature	Related companies	Sales	Purchases	Sales	Purchase
Parent company	GungHo Online Entertainment, Inc.	9,538,157	-	9,488,821	35,912
Subsidiaries	Gravity Interactive, Inc.	15,068,304	2,937	918,141	-
	Gravity Entertainment Corp.	-	158,025	-	-
	NeoCyon, Inc.	74,931	5,392,633	462,360	4,901,306
	Gravity Games Corp.	255	2,635	985	218,600
	Gravity Communications Co.,Ltd	741,076	13,845	-	-
	Total	25,422,723	5,570,075	10,870,307	5,155,818

2)	Receivables and Payables

				(In thousands of Korean Won)
		2018		2017
Nature	Related companies	Receivables	Payables	Receivables	Payables
Parent company	GungHo Online Entertainment, Inc.	831,478	2,981	629,728	2,792
	Gravity Interactive, Inc.	14,911,497	215,381	7,975,591	5
Subsidiaries	Gravity Entertainment Corp.	-	139,984	-	-
	NeoCyon. Inc.	851,615	660,630	1,691,503	220,279
	Gravity Games Corp.	-	-	3,873,051	4,396
	Gravity Communications Co.,Ltd.	590,891	13,396	-	-
	Total	17,185,481	1,032,372	14,169,873	227,472

(11)	Significant Creditors: The Company had no significant creditors as of December 31, 2018.

(12)	Employees

				(As of December 31, 2018)
Category	Directors & Officers	Developers	Marketing/Operating	Finance/Administration	Total
Employees	9	149	58	33	249

(13)	Directors and Auditors

(As of December 31, 2018)

Name	Position	Main work	Transaction with the Company
Hyun Chul Park	CEO	Chief Executive Officer	—
Yoshinori Kitamura	Executive Director	Chief Operating Officer	—
Kazuki Morishita	Executive Director	—	—
Kazuya Sakai	Executive Director	—	—
Jong Gyu Hwang	Independent Director	Member of audit committee	—
Doo Hyun Ryu	Independent Director	Member of audit committee	—
Jung Yoo	Independent Director	Member of audit committee	—

(14)	Material Events after the end of fiscal year 2018:

Gravity established a subsidiary, Gravity Game Tech. Co., Ltd in Thailand on January 29, 2019 and a Joint Venture in Indonesia, named as Gravity Game Link Co., Ltd on February 7, 2019.

3. Separate Financial Statements as of and for the fiscal year ended December 31, 2018 and December 31, 2017

(1)	Statements of Financial Position

GRAVITY CO., LTD.	(In thousands of Korean Won)

	December 31, 2018		December 31, 2017
Assets
Current Assets		83,385,874		101,697,494
Cash and cash equivalents	46,598,874		34,990,206
Short-term financial instruments	9,500,000		22,500,000
Accounts receivable, net	24,659,595		38,890,644
Other receivable, net	469,710		704,664
Prepaid expenses	618,219		2,753,700
Other current assets	1,539,476		1,858,280
Non-current Assets		22,618,902		9,720,122
Investments in subsidiaries	9,464,638		1,783,228
Property and equipment, net	882,089		476,027
Intangible assets, net	1,572,714		988,855
Deferred tax assets	7,413,106		3,036,165
Other non-current financial assets	1,405,988		1,357,272
Other non-current assets	1,880,367		2,078,575
Total assets		106,004,776		111,417,616
Liabilities
Current liabilities		24,548,267		59,753,549
Accounts payables	14,440,762		42,150,983
Deferred income	6,751,978		14,141,070
Withholdings	1,240,957		1,348,968
Accrued expenses	564,621		343,690
Income tax payable	1,390,798		1,628,368
Other current liabilities	159,151		140,470
Non-current liabilities		3,668,390		6,630,636
Long-term deferred income	3,362,537		6,335,827
Other non-current liabilities	305,853		294,809
Total liabilities		28,216,657		66,384,185
Equity
Share capital		3,474,450		3,474,450
Common shares	3,474,450		3,474,450
Capital surplus		27,482,683		27,482,683
Other components of equity		(270,936)		(348,479)
Retained earnings		47,101,922		14,424,777
Total equity		77,788,119		45,033,431
Total liabilities and equity		106,004,776		111,417,616

(2)	Statements of Comprehensive Income

GRAVITY CO., LTD.	(In thousands of Korean Won)

	2018		2017
Revenues		198,697,511		119,422,554
Online games-subscription revenue	18,891,718		31,533,084
Online games-royalties and license fees	15,378,752		17,069,208
Mobile games	164,303,242		70,634,135
Other revenue	123,799		186,127
Cost of revenues		123,500,203		75,972,759
Gross profit		75,197,308		43,449,795
Selling, general and administrative expenses		34,746,608		29,774,222
Operating Profit		40,450,700		13,675,573
Non-operating income and expenses		(5,311,350)		246,666
Finance income	1,075,820		556,997
Finance costs	(79,822)		(186,723)
Other non-operating income	5,803,645		1,601,880
Other non-operating expenses	(12,110,993)		(1,725,488)
Profit before income tax expense		35,139,350		13,922,239
Income tax expense		2,462,205		939,752
Profit for the year		32,677,145		12,982,487
Other comprehensive income		77,543		(373,554)
Items that may be subsequently reclassified to income or loss		77,753		(373,554)
Foreign currency translation adjustments	77,543		(373,554)
Total comprehensive income for the year		32,754,688		12,608,933

(3)	Statements of Appropriation of Retained earnings

GRAVITY CO., LTD.	(In thousands of Korean Won)

	2018		2017
	Confirmed disposition date: March 29, 2019		Confirmed appropriation date: March 30, 2018
Retained earnings before appropriation		47,101,922		14,424,777
Unappropriated retained earnings carried over from prior year(*1)	14,424,777		1,442,290
Profit for the year	32,677,145		12,982,487
Appropriation of retained earnings		-		-
Disposition of accumulated deficit with share premium	-		-
Unappropriated retained earnings carried forwards to subsequent year		47,101,922		14,424,777

(*1) The above comparative statement of appropriation of retained earnings for the prior year reflects the conversion effect of adopting Korean IFRS. Accordingly, the statement of appropriation of retained earnings under the previous Korean Accounting Standards for Non-Public Entities in Korea disposed at March 30, 2017 have differences with the above comparative statement.

(4)	Statements of Changes in Equity

GRAVITY CO., LTD.	(In thousands of Korean Won)

	Share capital	Capital Surplus	Other components of equity	Retained Earnings	Total
Balance at January 1, 2017	3,474,450	28,219,282	25,075	705,691	32,424,498
Profit for the year	—	—	—	12,982,487	12,982,487
Disposition of deficit with capital surplus	—	(736,599)	—	736,599	—
Foreign currency translation adjustments	—	—	(373,554)		(373,554)
Balance at December 31, 2017	3,474,450	27,482,683	(348,479)	14,424,777	45,033,431
Balance at January 1, 2018	3,474,450	27,482,683	(348,479)	14,424,777	45,033,431
Profit for the year	—	—		32,677,145	32,677,145
Foreign currency translation adjustments	—	—	77,543	—	77,543
Balance at December 31, 2018	3,474,450	27,482,683	(270,936)	47,101,922	77,788,119

(5)	Statements of Cash Flows

GRAVITY CO., LTD.	(In thousands of Korean Won)

	2018		2017
Cash flows from operating activities
Profit for the year	32,677,145		12,982,487
Adjustments	6,558,769		2,392,360
Changes in operating assets and liabilities	(19,018,839)		11,274,302
Interest received	1,161,390		539,635
Income tax paid	(7,133,795)		(2,437,390)
Net cash inflow from operating activities		14,244,670		24,751,394
Cash flows from investing activities
Decrease(Increase) in short-term financial instruments, net	13,000,000		(1,000,000)
Decrease in other non-current financial assets	3,772,670		7,014
Decrease in other current assets	3,333		3,333
Disposal of property and equipment	68,285		1,656
Disposal of intangible assets	2,434		13,063
Increase in investments in subsidiaries	(18,261,560)		—
Increase in other non-current financial assets	—		(660,667)
Acquisition of property and equipment	(797,791)		(383,267)
Acquisition of intangible assets	(450,832)		(1,141,276)
Net cash outflows from investing activities		(2,663,461)		(3,160,144)
Cash Flows from financing activities
Effects of exchange rate changes on cash and cash equivalents		27,459		(596,309)
Net increase in cash and cash equivalents		11,608,668		20,994,941
Cash and cash equivalents at the beginning of the financial year		34,990,206		13,995,265
Cash and cash equivalents at the end of the year in the statements of financial position		46,598,874		34,990,206

4. Consolidated Financial Statements as of and for the fiscal year ended December 31, 2018 and December 31, 2017

(1)	Consolidated Statements of Financial Position

GRAVITY CO., LTD.	(In thousands of Korean Won)

	December 31, 2018		December 31, 2017
Assets
Current Assets		160,166,955		108,870,868
Cash and cash equivalents	86,050,738		39,095,216
Short-term financial instruments	9,500,000		22,500,000
Accounts receivable, net	60,663,917		42,167,869
Other receivable, net	254,540		698,059
Prepaid expenses	2,515,511		3,026,966
Other current assets	1,182,249		1,382,758
Non-current Assets		13,006,874		7,012,270
Property and equipment, net	1,498,486		945,943
Intangible assets, net	1,163,001		1,036,049
Deferred tax assets	7,413,402		3,036,165
Other non-current financial assets	1,494,032		1,394,347
Other non-current assets	1,437,953		599,766
Total assets		173,173,829		115,883,138
Liabilities
Current liabilities		93,521,039		64,744,411
Account payables	71,928,274		44,409,786
Deferred revenue	16,476,351		16,100,168
Withholdings	2,018,894		1,438,723
Accrued expenses	1,030,598		1,037,440
Income tax payable	1,943,994		1,628,368
Other current liabilities	122,928		129,926
Non-current liabilities		4,101,005		7,140,276
Long-term deferred revenue	3,598,140		6,580,815
Other non-current liabilities	502,865		559,461
Total liabilities		97,622,044		71,884,687
Equity
Equity attributable to owners of the Parent Company		76,157,746		44,560,176
Share capital		3,474,450		3,474,450
Common shares	3,474,450		3,474,450
Capital surplus		27,140,255		27,163,600
Other components of equity		138,433		(39,679)
Retained earnings		45,404,608		13,961,805
Non-controlling interest		(605,961)		(561,725)
Total equity		75,551,785		43,998,451
Total liabilities and equity		173,173,829		115,883,138

(2)	Consolidated Statements of Comprehensive Income

GRAVITY CO., LTD.	(In thousands of Korean Won)

	2018		2017
Revenues		286,770,425		141,623,481
Online games-subscription revenue	25,897,784		36,428,402
Online games-royalties and license fees	13,555,827		16,244,377
Mobile games	239,488,896		82,624,332
Other revenue	7,827,918		6,326,370
Cost of revenues		210,043,556		94,234,263
Gross profit		76,726,869		47,389,218
Selling and administrative expenses		42,837,372		33,250,837
Operating Profit		33,889,497		14,138,381
Non-operating income and expenses		550,001		319,733
Financial income	825,982		594,574
Financial costs	(92,202)		(209,969)
Other non-operating income	1,369,819		1,444,954
Other non-operating expenses	(1,553,598)		(1,509,826)
Profit before income tax		34,439,498		14,458,114
Income tax expense		3,053,167		1,144,177
Profit for the year		31,386,331		13,313,937
Profit attributable to:
Owners of the Parent Company	31,442,803		13,319,047
Non-controlling interests	(56,472)		(5,110)
Other comprehensive income (loss)		178,112		37,087
Items that may be subsequently reclassified to income or loss		178,112		37,087
Foreign currency translation adjustments	178,112		37,087
Total comprehensive income for the year		31,564,443		13,351,024
Owners of the Parent Company	31,620,915		13,356,134
Non-controlling interests	(56,472)		(5,110)
Earnings per share attributable to the equity holders of the Parent Company
Basic earnings per share		4,525		1,917
Diluted earnings per share		4,525		1,917

(3)	Consolidated Statements of Changes in Equity

GRAVITY CO., LTD.	(In thousands of Korean Won)

	Share capital	Capital Surplus	Other components of equity	Retained Earnings (Accumulated deficit)	Total	Non- controlling interest	Total Equity
Balance at January 1, 2017	3,474,450	27,900,199	(76,766)	(93,841)	31,204,042	(556,615)	30,647,427
Profit(loss) for the year	—	—	—	13,319,047	13,319,047	(5,110)	13,313,937
Disposition of deficit with capital surplus	—	(736,599)	—	736,599	—	—	—
Foreign currency translation adjustments	—	—	37,087	—	37,087	—	37,087
Balance at December 31, 201	3,474,450	27,163,600	(39,679)	13,961,805	44,560,176	(561,725)	43,998,451
Balance at January 1, 2018	3,474,450	27,163,600	(39,679)	13,961,805	44,560,176	(561,725)	43,998,451
Profit(loss) for the year	—	—		31,442,803	31,442,803	(56,472)	31,386,331
Equity transaction within consolidation scope	—	(23,345)	—	—	(23,345)	12,236	(11,109)
Foreign currency translation adjustments	—	—	178,112	—	178,112	—	178,112
Balance at December 31, 2018	3,474,450	27,140,255	138,433	45,404,608	76,157,746	(605,961)	75,551,785

(4)	Consolidated Statements of Cash Flows

GRAVITY CO., LTD.	(In thousands of Korean Won)

	2018		2017
Cash flows from operating activities
Profit for the year	31,386,331		13,313,937
Adjustments	4,480,905		1,997,679
Changes in operating assets and liabilities	6,703,895		12,877,744
Interest received	680,501		554,362
Income tax paid	(7,279,170)		(2,607,286)
Net cash inflow from operating activities		35,972,462		26,136,436
Cash flows from investing activities
Decrease in other non-current financial assets	—		7,014
Decrease in other current assets	3,333		3,333
Disposal of property and equipment	69,318		1,656
Decrease(Increase) in short-term financial instruments, net	13,000,000		(500,000)
Increase in other non-current financial assets	-		(430,117)
Acquisition of property and equipment	(1,141,440)		(899,011)
Acquisition of intangible assets	(1,108,876)		(1,165,069)
Net cash inflows(outflows) from investing activities		10,822,335		(2,982,194)
Cash flows from financing activities
Net cash inflow (outflow) from financing activities		(197,159)		—
Effects of exchange rate changes on cash and cash equivalents		357,884		(778,698)
Net increase in cash and cash equivalents		46,955,522		22,375,544
Cash and cash equivalents at beginning of the year		39,095,216		16,719,672
Cash and cash equivalents at end of the year in the statements of financial position		86,050,738		39,095,216